Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: March 13, 2013

FINAL, Video recorded on March 11, 2013 and expected to be distributed on March 15, 2013

OfficeMax – Office Depot Transaction

Video Script for Retail

Hosts:	Michael Lewis, Executive Vice President-OfficeMax and President-Retail, and
Steve Sunderland, Senior Vice President-Retail Operations
Audience:	Retail Store Associates
Format:	Video

•	[Michael] Hello, everyone, and thank you for taking a few minutes to watch this important message.

•	Steve Sunderland is joining me in the studio today to talk with you about some exciting news we announced last month.

•	On February 20th, we announced a move that will transform our company and the role we play in our rapidly evolving industry – a merger of equals between OfficeMax and Office Depot.

•

This is the right opportunity at the right time – and an opportunity for all of us. The merger of OfficeMax and Office Depot will bring us closer to the goal we have been working toward – to create a leading, global office solutions company.

•	[Steve] – The benefits of this combination are compelling, including:

–	increased scale and competitiveness;

–	the opportunity for a broader global footprint;

–	the financial strength and flexibility to take advantage of strategic opportunities; and, just as important,

–	more growth opportunities for our associates that will ultimately lead to an improved customer experience.

•	[Michael] – And while this IS great news – and a terrific opportunity for our company – I know you have many questions about what kinds of changes might be ahead.

•	But, before I talk more about that, I want to share some key points about the merger.

•	First, it’s important to understand the meaning of a “merger of equals”.

–	It is exactly as it sounds. The shareholders of each company will become the shareholders of a combined company.

–	The new Board will include equal representation from each of the two companies, and each of the two companies will have equal voices in structuring the future.

–

Our CEO, Ravi Saligram, and Office Depot CEO Neil Austrian will soon appoint an executive from each company to co-lead an Integration Planning Team that will develop an integration plan aimed at utilizing the strengths and scale of the combined company and ensuring a smooth and productive transition.

•	There are some decisions that we know you are interested in that have not been made:

–

A CEO: A process will be initiated to name a CEO for the combined company. This process will be overseen by an equal number of independent Board members from each company. Our CEO, Ravi Saligram, and Office Depot’s CEO, Neil Austrian, will remain in their current positions through the completion of the search process.

–	Additionally, the combined company’s name, marketing brands and corporate headquarters location are expected to be determined following the appointment of the CEO for the combined company.

–	As a merger of equals, our desire is to make these decisions together.

•	[Steve] – I know you are anxious to know how this will affect you and your store. The answer is the merger will take time to complete – we expect to complete the merger by the end of 2013.

•

Until the transaction closes, I cannot emphasize enough that OfficeMax and Office Depot will continue to operate as independent companies and compete against each other in the marketplace. Nothing about how we do business will change right now and I am counting on you to ensure that customers continue to experience the same level of outstanding service they have come to expect from OfficeMax.

•	As we have new information over the course of the year, we will share it with you. As always, you may contact me or Michael with questions at any time, but know that I may not have answers.

•

The most important thing we can do today – and in the coming months – is continue to provide the excellent products, services and relationships our customers rely upon. It’s important that we continue to drive our business forward and build on our momentum.

•

[Michael] – One other point I’d like to make is to remind you of our One Voice policy at OfficeMax, which specifies that Investor Relations handles all conversations with the financial community and Communications handles all interactions with the news media. If you are approached by any media or financial analysts, please route it back to me so I can ensure that the proper people handle those requests. There are no exceptions to this policy.

•

When your customers ask about the merger, you should reinforce with them how glad we are to have them as a customer and that we will continue to compete against Office Depot until the merger is complete. Nothing will change about their experience with us before that time and we expect to be able to deliver even more to them in the future.

•

We have many innovative and exciting initiatives underway that will continue to build our momentum and make us a stronger competitor both now and far into the future. Steve would like to emphasize the key things we all need to stay focused on this year…

•	[Steve] – Thanks Michael, I just want to remind everyone of our focus for 2013. Overall it’s about inspiring great work. And more specifically we’ll do that by:

1.	Developing our Associates so they are prepared to serve our customers
2.	Having the right tools to discover, analyze and act on challenges in the stores
3.	Having the right metrics in place to track our progress as we overcome those challenges – and
4.	Providing the right Customer Solutions through enhanced services – particularly for our small business customers

•	You’ll continue to hear more about this throughout the year.

•	[Michael] – A merger of equals with Office Depot is a tremendous opportunity for us all to be part of something historic in our industry.

•	Thank you for your support and critical role in serving OfficeMax customers. Have a great day.

[VIDEO END]

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot will file with the SEC a registration statement on Form S-4 that will include a Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a prospectus of Office Depot. OfficeMax and Office Depot plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-3657.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding OfficeMax’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in OfficeMax’s other filings with the SEC.